IVY DISTRIBUTORS, INC.

Statement of Comprehensive Loss

Year ended December 31, 2016

(In thousands)

Net loss	$	(25,891)
Other comprehensive income:		
Pension and postretirement benefits, net of income tax expense of $236		402
Comprehensive loss	$	(25,489)

See accompanying notes to financial statements.